SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C.  20549


                         AMENDMENT NO. 3

                               TO

                          SCHEDULE 13D


            Under the Securities Exchange Act of 1934

             Southwest Royalties, Inc. Income Fund V
                        (Name of Issuer)


                  Limited Partnership Interests
                 (Title of Class of Securities)


                         Not Applicable
                         (CUSIP Number)




     Check the following box if a fee is being paid with this
statement.     [ ___ ]  (A fee is not required only if the filing
person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

                    CUSIP No. Not Applicable

 (1) Names of Reporting Persons         Southwest Royalties, Inc.
     S.S. or I.R.S. Identification           75-1917432
     Nos. of Above Persons

 (2) Check the Appropriate Box               (a)
     if a Member of a Group                  (b)  X

 (3) SEC Use Only

 (4) Source of Funds                         WC

 (5) Check if Disclosure of Legal
     Proceedings is Required
     Pursuant to Items 2(d) or 2(e)          Not Applicable

 (6) Citizenship or Place of
     Organization                            Delaware corporation


Number of Shares/Units Beneficially Owned by Each Reporting Person
With:


 (7) Sole Voting Power                       675.5 Units

 (8) Share Voting Power                      None

 (9) Sole Dispositive Power                  675.5 Units

(10) Shared Dispositive Power                None

(11) Aggregate Amount Beneficially
     Owned by Each Reporting Person          675.5 Units

(12) Check if the Aggregate Amount
     in Row (11) Excludes Certain
     Shares                                  Not Applicable

(13) Percent of Class Represented
     by Amount in Row (11)                   9.0% of class of
                                             7,500 Units

(14) Type of Reporting Person                CO (Managing General
                                             Partner of Issuer)

Item 1.   Type of Security:             Limited Partnership
                                        Interests ("Units")

          Name of Issuer:               Southwest Royalties, Inc.
                                        Income Fund V

          Address of Issuer's           407 N. Big Spring St.
          Principal Executive           Suite 300
          Offices:                      Midland, Texas  79701-4326

Item 2(a).     Name of Person
               Filing:                  Southwest Royalties, Inc.

Item 2(b).     Address of Principal     407 N. Big Spring St.
               Business Office:         Midland, Texas  79701-4326

Item 2(c).     Present Occupation:      Not Applicable

Item 2(d).     Criminal Convictions:    None

Item 2(e).     Civil Securities Laws
               Injunctions or
               Prohibitions:            None

Item 2(f).     Citizenship:             Delaware, U.S.A.

Item 3.        Source of Funds:         Working capital of the
                                        Reporting Person.

Item 4.        Purpose of Transactions:

     Satisfied requirements of the Right of Presentment contained in the Issuer's Agreement of Limited Partnership whereby the Reporting Person, as Managing General Partner, agrees to acquire Units from limited partners seeking an exit from the Issuer at a formula price.

Item 5.        Interest in Securities

     The Reporting Person, which is the Issuer: Managing General Partner of the Issuer, holds a total of 675.5 Units of limited partnership interests over which it has sole voting and dispositive powers. These Units represent 9.0% of the total 7,500 Units which are issued and outstanding. The purchase transactions which resulted in the ownership of the Reporting Person increasing from 7.8% to 9.0% occurred between April 1, 1996 and April 30, 1996 when the Reporting Person purchased an additional 53 Units as part of the Issuer's Right of Presentment program. The price per unit was $119.70.

Item 6.   Contracts, Arrangements,
          Undertakings or Relationships
          with Respect to Securities of
          the Issuer:                        Not Applicable

Item 7.   Material to Be Filed as
          Exhibits:                          Not Applicable

                            SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Date: June 6, 1996                 By:  /s/ Bill E. Coggin
                                        Bill E. Coggin, Vice
                                        President Southwest
                                        Royalties, Inc.